SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003

                                 --------------

                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                                 --------------

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---

     Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes    No X
                                             ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX
                                  -------------

1. Press release dated June 10, 2003

2. Press release dated June 13, 2003

3. Press release dated June 27, 2003

4. Press release dated June 30, 2003

5. Press release dated July 22, 2003

6. Press release dated o, 2003

7. Interim Report for First Half 2003

8. Press release dated August 6, 2003

9. Press release dated August 6, 2003

                                    Exhibit 1

Dear Ladies and Gentlemen,

Herewith we would like to inform you that the next Baycol update is now available on our website:

www.investor.bayer.com

Leverkusen, June 10, 2003

Bayer AG, Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

                                    Exhibit 2

Bayer: Moody's downgrade incomprehensible
-----------------------------------------

Debt reduction target exceeded, operating profit expected to grow
-----------------------------------------------------------------

Leverkusen - Bayer regrets the decision by the ratings agency Moody's to cut the Bayer Group's credit rating by one notch from A2 to A3. The company fails to understand the reasons for the downgrade, particularly as its balance sheet ratios have greatly improved in the period since the Aventis CropScience acquisition. Thanks to strong cash flow generation, the Group significantly exceeded its published debt reduction target for 2002. We anticipate a further significant reduction in net debt in 2003, along with a double-digit percentage increase in operating performance. Our efficiency programs are fully on schedule.

Apart from this change in the long-term rating, Moody's has also cut the short-term rating from Prime-1 to Prime-2. This downgrade is incomprehensible in that Bayer has a strong liquidity position, with the Group's liquidity well in excess of total current liabilities. Therefore the downgrade will have only a very limited impact on Bayer's interest charges.

Leverkusen, June 13, 2003

Bayer AG, Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    Exhibit 3

Dear Ladies and Gentlemen,

We would like to inform you that the next Baycol update is now available on our website:

www.investor.bayer.com

Leverkusen, June 27, 2003

Bayer AG, Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

                                    Exhibit 4

Bayer filed new Form 20-F
-------------------------

Dear Ladies and Gentlemen,

Our new Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 27, 2003, is now available for download from the companies IR website at

www.investor.bayer.com

Printed hardcopies of the document are available on request.

Leverkusen, June 30, 2003

Bayer AG, Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

                                    Exhibit 5

Q2 / 2003 Consensus Estimates
-----------------------------

Ladies and Gentlemen,

We like to thank you for providing us with your Q2/ 2003 estimates for Bayer. The calculated consensus is based on estimates contributed by 20 major banks. All consensus numbers are quoted in million Euros.

                                        Average                      High/Low
                                        -------                      --------

Sales                                     7,321                 7,589 / 6,805

Reported EBIT                               466                     727 / 310

Pre-tax income                              279                     547 / 145

EPS (Euro/share)                           0.23                   0.49 / 0.12



Best regards,

Bayer AG

Investor Relations Team

Leverkusen, July 22, 2003


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    Exhibit 6

Q2 / 2003 PUBLICATION SCHEDULE
------------------------------

Ladies and Gentlemen,

For the release of our Q2/2003 figures we set up the following schedule:


Wednesday, August 6, 2003
-------------------------

7:30 a.m. CEST: Q2 / 2003 statement

6:30 a.m. BST The Shareholder's Newsletter will be available on the internet at:

www.investor.bayer.com (english)

www.investor.bayer.de (german)



7:00 p.m. CEST: Half-year Investor Conference

6:00 p.m. BST London, One Whitehall Place

See details below

Live broadcast (English only) available on the internet at:

www.live.bayer.com (english)

www.live.bayer.de (german)



Thursday, August 7, 2003
------------------------

9:00 a.m. CEST: On-demand version of the conference webcast (english only)

8:00 a.m. BST Available on the internet at:

www.live.bayer.com (english)

www.live.bayer.de (german)



Best regards,

Bayer AG, Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

                                    Exhibit 7

Stockholders' Newsletter 2003

Interim Report for the First Half

                                                          Second-quarter EBIT up
                                                 80 percent to (euro)454 million

                     EBIT up 40 percent to (euro)1,529 million in the first half
                          Negative currency effects on sales largely neutralized


Bayer ended the first half of 2003 with a 40 percent increase in the operating result (EBIT) despite the continuing weakness of the global economy. Earnings growth was driven mainly by the performances of the Pharmaceuticals/ Biological Products, CropScience and Polyurethanes/Coatings/Fibers segments and by the efficiency programs implemented in all parts of the company.

         However, any stimulus to our business from the economic upswing anticipated after the end of the Iraq war has so far failed to materialize. With oil prices stable, financial markets showing a modest recovery and many countries adopting an expansionary monetary and fiscal policy, the conditions for economic recovery have been created. However, neither consumer nor corporate confidence is yet well enough entrenched to trigger a recovery in industrial demand.

         Bayer Group sales declined by 3.3 percent, or (euro)248 million, year-on-year in the second quarter of 2003, to (euro)7,256 million, due mainly to the effects of currency translation. In local currencies, sales expanded by
7.3 percent, driven by increases in both prices and volumes. First-half sales dipped by 0.8 percent after translation, but grew by 9.8 percent in local currencies.

Bayer Group Highlights


(euro) million                                           2nd Quarter                        1st Half

                                                      2002        2003     Change        2002        2003      Change

Sales                                                7,504       7,256     -3.3%       14,737      14,612      -0.8%
----------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                      233           0                    456           0

Change in sales
----------------------------------------------------------------------------------------------------------------------
Volume                                                - 2%        + 4%                   - 2%        + 4%
----------------------------------------------------------------------------------------------------------------------
Price                                                 - 4%         + 3                   - 4%        + 1%
----------------------------------------------------------------------------------------------------------------------
Currency                                               -4%        -11%                   - 2%       - 11%
----------------------------------------------------------------------------------------------------------------------
Portfolio changes                                     + 3%        + 1%                   - 2%        + 5%
----------------------------------------------------------------------------------------------------------------------


EBITDA 1                                             1,034       1,100      +6.4%       2,522       2,882     + 14.3%
----------------------------------------------------------------------------------------------------------------------

Operating results (EBIT)                               252         454     +80.2%       1,092       1,529     + 40.0%
----------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                       21           0                     43           0
----------------------------------------------------------------------------------------------------------------------
of which special items                                (84)          17                    273         272
----------------------------------------------------------------------------------------------------------------------

Return on sales                                       3.4%        6.3%                   7.4%       10.5%
----------------------------------------------------------------------------------------------------------------------

Net income                                             293         128     -56.3%         816         714     - 12.5%
----------------------------------------------------------------------------------------------------------------------
Earnings per share ((euro))                           0.40        0.18                   1.12        0.98
----------------------------------------------------------------------------------------------------------------------

Gross cash flow 2                                      761       1,089    + 43.1%       1,595       2,491     + 56.2%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow per share ((euro))                    1.04        1.49                   2.18        3.41
----------------------------------------------------------------------------------------------------------------------

Net cash flow 3                                      1,093         967    - 11.5%       1,333       1,130     - 15.2%
----------------------------------------------------------------------------------------------------------------------

Capital expenditures                                   486         324    - 33.3%       1,016         800     - 21.3%
----------------------------------------------------------------------------------------------------------------------

Depreciation and amortization                          782         646    - 17.4%       1,430       1,353      - 5.4%
----------------------------------------------------------------------------------------------------------------------
                                                                                      127,800     117,500      - 8.1%
Number of employees (as of June 30)
----------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   2,018       2,033     + 0.7%       3,966       3,958      - 0.2%

1    EBITDA = operating result (EBIT) plus depreciation and amortization
2 Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions
3    Net cash flow = cash flow from operating activities according to IAS 7


         EBIT jumped by 80.2 percent to (euro)454 million in the second quarter. Before special items, EBIT improved by (euro)101 million or 30.1 percent, with the Pharmaceuticals/Biological Products and Polyurethanes/Coatings/Fibers segments making particularly strong contributions. EBIT for the first half of 2003 rose by (euro)437 million to (euro)1,529 million.

         There was also an encouraging improvement in gross cash flow, which grew 43.1 percent in the second quarter, to (euro)1,089 million, and 56.2 percent in the first half, to (euro)2,491 million.

         Second-quarter net income fell by 56.3 percent compared with the same period of 2002, to (euro)128 million, though it should be borne in mind that the previous year's figure was boosted by a (euro)269 million tax-free gain from the sale of Bayer's remaining interest in Agfa-Gevaert. Net income in the first half of 2003 was down by 12.5 percent to (euro)714 million.


                Net Sales (euro million)

                02Q1    03Q1    02Q2    03Q2    02Q3    02Q4
Doesmtic        2,106   2,094   2,127   1,990   1,985   2,011

Foreign         5,127   5,262   5,377   5,266   5,474   5,417


                Operating Result (EBIT) (euro million)

                Q1      Q2      Q3       Q4
02              840     252     848     (362)

03            1,075     454


                Gross Cash Flow (euro million)

                Q1      Q2      Q3       Q4
02              834     761     601     820

03            1,402   1,089


                Net Cash Flow (euro million)

                Q1      Q2      Q3       Q4
02              240   1,093   1,397   1,690

03              163     967

       Performance by Business Area -- 2nd Quarter of 2003 (euro million)

                              Operating      Gross      Net
                   Sales    Result (EBIT) Cash Flor  Cash Flow
HealthCare         2,204         379          450       112

CropScience        1,567          33          203       734

Polymers           2,451          69          245        51

Chemicals            871           2           92        51



       Performance by Business Area -- 1st Half of 2003 (euro million)

                              Operating      Gross      Net
                   Sales    Result (EBIT) Cash Flor  Cash Flow
HealthCare         4,312         859          918       445

CropScience        3,228         476          720       542

Polymers           5,003         143          546       152

Chemicals          1,743          40          192        68


PERFORMANCE BY BUSINESS AREA

Our business activities are grouped together in the HealthCare, CropScience, Polymers and Chemicals business areas, comprising the following reporting segments:

--------------------------------------------------------------------------------
Business Area         Segments
--------------------------------------------------------------------------------
HealthCare            Pharmaceuticals, Biological Products;
                      Consumer Care, Diagnostics;
                      Animal Health
--------------------------------------------------------------------------------
CropScience           CropScience
--------------------------------------------------------------------------------
Polymers              Plastics, Rubber;
                      Polyurethanes, Coatings, Fibers
--------------------------------------------------------------------------------
Chemicals             Chemicals
--------------------------------------------------------------------------------

HealthCare

         Sales of the Pharmaceuticals and Biological Products segment in the second quarter of 2003 were 2.0 percent above the same period of last year, at
(euro)1,190 million. In local currencies, sales grew by 15.2 percent. This increase was due particularly to first shipments of ciprofloxacin to Barr Laboratories in the United States. In addition, sales of the Factor VIII drug Kogenate(R) grew significantly, thanks largely to improved product availability. Sales of our plasma products in the United States were hampered chiefly by pressure on prices. Although sales of the anti-infective Avalox(R) / Avelox(R) showed a year-on-year decline in the second quarter, this was mainly attributable to inventory management effects and seasonal factors. In the first half overall, Avalox(R) /Avelox(R) posted strong growth from the previous year.

         EBIT increased in the second quarter by 43.1 percent to (euro)146 million, mainly due to higher sales of Ciprobay(R) /Cipro(R) and Kogenate(R) and improved cost structures.

         The (euro)378 million drop in net cash flow, to minus (euro)152 million, was attributable largely to disbursements of (euro)231 million following the settlement reached with U.S. authorities in the context of an investigation into pharmaceutical product prices.

The market introduction of our new erectile dysfunction drug Levitra(R) is proceeding on schedule. In Europe, Levitra(R) is already on the market in 16 countries, three months after its registration. We expect to receive marketing authorization for the product in the United States in the third quarter of 2003.

HealthCare

(euro)million                                  2nd Quarter                             1st Half
                                     2002          2003    Change          2002       2003     Change

---------------------------------------------------------------------------------------------------------
Sales                               2,350         2,204        -6.2%      4,760      4,312         -9.4%
---------------------------------------------------------------------------------------------------------
Proportion of Group sales           31.3%         30.4%                   32.3%      29.5%
---------------------------------------------------------------------------------------------------------

EBITDA*                               405           503       +24.2%        799      1,108        +38.7%
---------------------------------------------------------------------------------------------------------

Operating result (EBIT)               248           379       +52.8%        478        859        +79.7%
---------------------------------------------------------------------------------------------------------
of which special items                 53            96                      49        296
---------------------------------------------------------------------------------------------------------

Return on sales                     10.6%         17.2%                   10.0%      19.9%
---------------------------------------------------------------------------------------------------------

Gross cash flow*                      245           450       +83.7%        511        918        +79.6%
---------------------------------------------------------------------------------------------------------
Net cash flow*                        346           112       -67.6%        342        445        +30.1%

* for definition see Bayer Group Highlights on page __

         Following the first two successfully concluded Baycol(R) trials in Texas and Mississippi in March and April of this year, the number of rhabdomyolysis cases resolved by settlement increased substantially. As of August 1, 2003, 1,211 cases had been settled for payments totaling (euro)378 million (US$ 432 million). Moreover, Bayer is in settlement negotiations with several hundred further plaintiffs. Bayer remains willing to settle those cases in which plaintiffs suffered serious side-effects due to our product. As of August 1, 2003 approximately 10,100 cases remain pending. Where facts have been developed in the course of the litigation it so far appears that the vast majority of plaintiffs did not suffer serious side-effects.

         Should the U.S. plaintiffs in the Baycol(R) litigation or in the phenylpropanolamine (PPA) product liability litigation substantially prevail despite the existing meritorious defenses, it is possible that Bayer could face payments that exceed its insurance coverage. The same is true should an unexpectedly sharp increase in settlement cases occur in the Baycol(R) litigation. PPA, which was widely used as an active ingredient in appetite suppressants and cough-and-cold medications by many manufacturers, was voluntarily replaced by Bayer and other producers in the U.S. in 2000 after a recommendation by the U.S. Food and Drug Administration.

Pharmaceuticals, Biological Products

(euro)million                                   2nd Quarter                             1st Half
                                      2002          2003    Change          2002       2003     Change

---------------------------------------------------------------------------------------------------------
Sales                               1,167         1,190        +2.0%      2,424      2,321         -4.2%
---------------------------------------------------------------------------------------------------------
Proportion of Group sales           15.6%         15.4%                   16.4%      15.9%
---------------------------------------------------------------------------------------------------------
    Pharmaceuticals                   921           930        +1.0%      1,922      1,811         -5.8%
---------------------------------------------------------------------------------------------------------
    Biological Products               246           260        +5.7%        502        510         +1.6%
---------------------------------------------------------------------------------------------------------

EBITDA*                               173           202       +16.8%        377        456        +21.0%
---------------------------------------------------------------------------------------------------------

Operating result (EBIT)               102           146       +43.1%        225        345        +53.3%
---------------------------------------------------------------------------------------------------------
of which special items                 64          (23)                      61        (3)
---------------------------------------------------------------------------------------------------------

Return on sales                      8.7%         12.3%                    9.3%      14.9%
---------------------------------------------------------------------------------------------------------

Gross cash flow*                       71           194      +173.2%        185        381       +105.9%
---------------------------------------------------------------------------------------------------------
Net cash flow*                        226         (152)           o         159       (45)            o

* for definition see Bayer Group Highlights on page __

Best-Selling HealthCare Products

(euro)million                                  2nd Quarter 2003      Change      1st Half 2003      Change

Ciprobay(R)/Cipro(R)(Pharmaceuticals)                    443         +20%               779         + 1%
-----------------------------------------------------------------------------------------------------------
Adalat(R)Pharmaceuticals                                 184         -22%               338         -24%
-----------------------------------------------------------------------------------------------------------
Aspirin(R)(Consumer Care/ Pharmaceuticals)               151          +4%               286          -2%
-----------------------------------------------------------------------------------------------------------
Kogenate(R)(Biological Products)                         106         +33%               215         +31%
-----------------------------------------------------------------------------------------------------------
Ascensia(R)(Elite Diagnostics)                            96         -28%               199         -22%
-----------------------------------------------------------------------------------------------------------
ADVIA(R)Centaur System (Diagnostics)                      91          +8%               180         +13%
-----------------------------------------------------------------------------------------------------------
Avalox(R)/Avelox(R)(Pharmaceuticals)                      31         -30%               139         +24%
-----------------------------------------------------------------------------------------------------------
Gamimune(R)N (Biological Products)                        78           0%               138         -10%
-----------------------------------------------------------------------------------------------------------
Glucobay(R)(Pharmaceuticals)                              65          -7%               135          -7%
-----------------------------------------------------------------------------------------------------------
Advantage(R)(Animal Health)                               67         +24%               107         +16%
-----------------------------------------------------------------------------------------------------------

Total                                                 1,312          +1%             2,516          -3%
-----------------------------------------------------------------------------------------------------------
Proportion of HealthCare sales                          60%                            58%
-----------------------------------------------------------------------------------------------------------

Business in the Consumer Care and Diagnostics segment decreased by 17.6 percent in the second quarter to (euro)800 million, though in local currencies there was only a 4.2 percent decline. Sales were diminished by the divestiture of the household insecticides business. Adjusted for the effect of this divestiture, sales in local currencies posted an increase. Business with the ADVIA(R) Centaur and DCA 2000(R) laboratory diagnostic systems was encouraging. Sales of Rapidpoint(R) 400 systems, which offer innovative diagnostic techniques for the lung disease SARS, also expanded considerably. Business in products for self-testing was unsatisfactory as a result of intense competitive pressure. We believe we can regain market share in this area through new product introductions. Volumes were up markedly in the Consumer Care Division, with growth in sales of the recently launched One-A-Day Weight Smart(R) in the United States along with increases for Alka-Seltzer Plus(R) effervescent tablets.

         Second-quarter EBIT improved by (euro)85 million to (euro)188 million, thanks to (euro)122 million in proceeds from the divestiture of further parts of the household insecticides business. Earnings in Diagnostics were sharply down due to the weakness of the self-testing business and the cost of integrating the Visible Genetics acquisition.

Consumer Care, Diagnostics

(euro)million                                   2nd Quarter                             1st Half
                                      2002          2003    Change          2002       2003     Change
-----------------------------------------------------------------------------------------------------------
Sales                                  971           800       -17.6%      1,921      1,598        -16.8%
-----------------------------------------------------------------------------------------------------------
Proportion of Group sales            12.9%         11.0%                   13.0%      10.9%
-----------------------------------------------------------------------------------------------------------
    Consumer Care                      463           340       -26.6%        928        690        -25.6%
-----------------------------------------------------------------------------------------------------------
    Diagnostics                        508           460        -9.4%        993        908         -8.6%
-----------------------------------------------------------------------------------------------------------

EBITDA*                                180           248       +37.8%        311        552        +77.5%
-----------------------------------------------------------------------------------------------------------

Operating result (EBIT)                103           188       +82.5%        160        429       +168.1%
-----------------------------------------------------------------------------------------------------------
of which special items                (11)           118                    (12)        297
-----------------------------------------------------------------------------------------------------------

Return on sales                      10.6%         23.5%                    8.3%      26.8%
-----------------------------------------------------------------------------------------------------------

Gross cash flow*                       123           208       +69.1%        234        449        +91.9%
-----------------------------------------------------------------------------------------------------------
Net cash flow*                          93           242      +160.2%        165        448       +171.5%

* for definition see Bayer Group Highlights on page __

Animal Health

(euro)million                                   2nd Quarter                             1st Half
                                      2002          2003    Change          2002       2003     Change
-----------------------------------------------------------------------------------------------------------
Sales                                  212           214        +0.9%        415        393         -5.3%
-----------------------------------------------------------------------------------------------------------
Proportion of Group sales             2.8%          2.9%                    2.8%       2.7%
-----------------------------------------------------------------------------------------------------------

EBITDA*                                 52            53        +1.9%        111        100         -9.9%
-----------------------------------------------------------------------------------------------------------

Operating result (EBIT)                 43            45        +4.7%         93         85         -8.6%
-----------------------------------------------------------------------------------------------------------
of which special items                   0             1                       0          2
-----------------------------------------------------------------------------------------------------------

Return on sales                      20.3%         21.0%                   22.4%      21.6%
-----------------------------------------------------------------------------------------------------------

Gross cash flow*                        51            48        -5.9%         92         88         -4.3%
-----------------------------------------------------------------------------------------------------------
Net cash flow*                          27            22       -18.5%         18         42       +133.3%

* for definition see Bayer Group Highlights on page __

Sales of the Animal Health segment rose by 0.9 percent in the second quarter to
(euro)214 million. In local currencies, sales grew by 15.1 percent, helped by the successful U.S. launch of our anti-parasitic treatment Advantix(R).

         EBIT for the second quarter, at (euro)45 million, slightly exceeded the already high level of the previous year.


CropScience

         Sales of the CropScience subgroup grew by 44.7 percent, or (euro)484 million, in the second quarter to (euro)1,567 million due to the acquisition of Aventis CropScience (ACS). As in the first three months, sales in the second quarter were hampered considerably by negative currency effects. Total first-half sales rose by 65.6 percent, or (euro)1,279 million, to (euro)3,228 million. Our market position held up well during the integration of ACS, which continues to proceed on schedule.


CropScience

(euro)million                                  2nd Quarter                             1st Half
                                     2002          2003    Change          2002       2003     Change

-----------------------------------------------------------------------------------------------------------
Sales                               1,083         1,567       +44.7%      1,949      3,228        +65.6%
-----------------------------------------------------------------------------------------------------------
Proportion of Group sales           14.4%         21.6%                   13.2%      22.1%
-----------------------------------------------------------------------------------------------------------
    Insecticides*                                   358                                761
-----------------------------------------------------------------------------------------------------------
    Fungicides*                                     333                                660
-----------------------------------------------------------------------------------------------------------
    Herbicides*                                     540                              1,073
-----------------------------------------------------------------------------------------------------------
    Seed Treatment/Environmental

    Science/BioScience*                             336                                734
-----------------------------------------------------------------------------------------------------------

EBITDA**                              151           228       +51.0%        354        869       +145.5%
-----------------------------------------------------------------------------------------------------------

Operating result (EBIT)                22            33       +50.0%        166        476       +186.7%
-----------------------------------------------------------------------------------------------------------
of which special items                  0          (49)                       0       (15)
-----------------------------------------------------------------------------------------------------------

Return on sales                      2.0%          2.1%                    8.5%      14.7%
-----------------------------------------------------------------------------------------------------------

Gross cash flow**                     154           203       +31.8%        261        720       +175.9%
-----------------------------------------------------------------------------------------------------------
Net cash flow**                       498           734       +47.4%        329        542        +64.7%

*    2002 sales figures for product group are not available.
**   for definition see Bayer Group Highlights on page __

Business in the United States benefited from sales gains in local currency for corn herbicides and insecticides. Sales in Japan and South Korea were below expectations. In South America we were encouraged by continuing indications that the economy is stabilizing. In Europe we gained market share despite a difficult business environment caused by the continuing drought conditions and lower demand for fungicides.

         EBIT increased by (euro)11 million in the second quarter of 2003, to
(euro)33 million. While earnings in the first quarter had been boosted by seasonal business in high-margin products and special gains from product divestments made to comply with antitrust conditions, second-quarter earnings were hampered by sales declines, special charges totaling (euro)49 million and further substantial integration charges. Despite a comparatively weak second quarter, earnings remain on target, with EBIT at (euro)476 million for the first half and EBITDA at (euro)869 million, giving an EBITDA margin of 26.9 percent.

         Gross cash flow for the second quarter was (euro)203 million, with net cash flow rising to (euro)734 million thanks to a (euro)531 million reduction in working capital.


Polymers

         In the Plastics and Rubber segment, second-quarter sales dropped by
13.5 percent to (euro)1,188 million, with a 5.0 percent decline before currency translations. Styrenics sales in Europe decreased due to lower demand and growing competition from Asian producers. By contrast, polycarbonate volumes remained steady despite excess capacities in the market. Sales of certain technical rubber products receded in Europe.

         The pressure on margins already evident in the first three months intensified in the second quarter, with raw material costs remaining very high and only limited opportunities arising for passing them along to customers. Against this background, EBIT fell to (euro)6 million after a (euro)30 million gain from the sale of PolymerLatex.

Polymers

(euro)million                                   2nd Quarter                             1st Half
                                      2002          2003    Change          2002       2003     Change

Sales                                2,664         2,451        -8.0%      5,277      5,003         -5.2%
-----------------------------------------------------------------------------------------------------------
Proportion of Group sales            35.5%         33.8%                   35.8%      34.2%
-----------------------------------------------------------------------------------------------------------

EBITDA*                                336           262       -22.0%        632        582         -7.9%
-----------------------------------------------------------------------------------------------------------

Operating result (EBIT)                 15            69            o         36        143             o
-----------------------------------------------------------------------------------------------------------
of which special items               (126)          (19)                   (185)       (32)
-----------------------------------------------------------------------------------------------------------

Return on sales                       0.6%          2.8%                    0.7%       2.9%
-----------------------------------------------------------------------------------------------------------

Gross cash flow*                       299           245       -18.1%        549        546         -0.5%
-----------------------------------------------------------------------------------------------------------
Net cash flow*                         244            51       -79.1%        459        152        -66.9%

* for definition see Bayer Group Highlights on page __

Plastics, Rubber

(euro)million                                   2nd Quarter                             1st Half
                                      2002          2003    Change          2002       2003     Change

Sales                                1,374         1,188       -13.5%      2,638      2,460         -6.7%
-----------------------------------------------------------------------------------------------------------
Proportion of Group sales            18.3%         16.4%                   17.9%      16.8%
-----------------------------------------------------------------------------------------------------------
    Thermoplastic Polymers             784           698       -11.0%      1,475      1,419         -3.8%
-----------------------------------------------------------------------------------------------------------
    Rubber Polymers                    590           490       -16.9%      1,163      1,041        -10.5%
-----------------------------------------------------------------------------------------------------------

EBITDA*                                120            89       -25.8%        243        200        -17.7%
-----------------------------------------------------------------------------------------------------------

Operating result (EBIT)                 22             6       -72.7%         31          9        -71.0%
-----------------------------------------------------------------------------------------------------------
of which special items                (64)             7                    (61)          7
-----------------------------------------------------------------------------------------------------------

Return on sales                       1.6%          0.5%                    1.2%       0.4%
-----------------------------------------------------------------------------------------------------------

Gross cash flow*                        95            68       -28.4%        199        166        -16.6%
-----------------------------------------------------------------------------------------------------------
Net cash flow*                          59         (172)            o        164      (113)             o
-----------------------------------------------------------------------------------------------------------

Polyurethanes, Coatings, Fibers

(euro)million                                    2nd Quarter                             1st Half
                                       2002          2003    Change          2002       2003     Change
-----------------------------------------------------------------------------------------------------------
Sales                                 1,290         1,263        -2.1%      2,639      2,543         -3.6%
-----------------------------------------------------------------------------------------------------------
Proportion of Group sales             17.2%         17.4%                   17.9%      17.4%
-----------------------------------------------------------------------------------------------------------
    Polyurethane Materials              783           786        +0.4%      1,602      1,563         -2.4%
-----------------------------------------------------------------------------------------------------------
    Coatings Materials                  507           477        -5.9%      1,037        980         -5.5%
-----------------------------------------------------------------------------------------------------------

EBITDA*                                 216           173       -19.9%        389        382         -1.8%
-----------------------------------------------------------------------------------------------------------

Operating result (EBIT)                 (7)            63            o          5        134             o
-----------------------------------------------------------------------------------------------------------
of which special items                 (62)          (26)                   (124)       (39)
-----------------------------------------------------------------------------------------------------------

Return on sales                      (0.5)%          5.0%                    0.2%       5.3%
-----------------------------------------------------------------------------------------------------------

Gross cash flow*                        204           177       -13.2%        350        380         +8.6%
-----------------------------------------------------------------------------------------------------------
Net cash flow*                          185           223       +20.5%        295        265        -10.2%
-----------------------------------------------------------------------------------------------------------

* for definition see Bayer Group Highlights on page __

Chemicals

(euro)million                                   2nd Quarter                             1st Half
                                      2002          2003    Change          2002       2003     Change

-----------------------------------------------------------------------------------------------------------
Sales                                1,187           871       -26.6%      2,345      1,743        -25.7%
-----------------------------------------------------------------------------------------------------------
of which discontinuing operations      233             0                     456          0
-----------------------------------------------------------------------------------------------------------
Proportion of Group sales            15.8%         12.0%                   15.9%      11.9%
-----------------------------------------------------------------------------------------------------------
    Industrial Chemicals               262           257        -1.9%        512        501         -2.1%
-----------------------------------------------------------------------------------------------------------
    Custom Manufacturing                57            39       -31.6%        115         94        -18.3%
-----------------------------------------------------------------------------------------------------------
    Functional Chemicals               135           139        +3.0%        264        272         +3.0%
-----------------------------------------------------------------------------------------------------------
    Process Chemicals                  234           186       -20.5%        466        378        -18.9%
-----------------------------------------------------------------------------------------------------------
    H.C. Starck                        159           147        -7.5%        317        284        -10.4%
-----------------------------------------------------------------------------------------------------------
    Wolff Walsrode                      61            59        -3.3%        117        114         -2.6%
-----------------------------------------------------------------------------------------------------------
    Others                             279            44       -84.2%        554        100        -81.9%
-----------------------------------------------------------------------------------------------------------

EBITDA*                                140            76       -45.7%        298        185        -37.9%
-----------------------------------------------------------------------------------------------------------

Operating result (EBIT)                 32             2       -93.8%         91         40        -56.0%
-----------------------------------------------------------------------------------------------------------
of which special items                (12)          (11)                    (45)       (13)
-----------------------------------------------------------------------------------------------------------

Return on sales                       2.7%          0.2%                    3.9%       2.3%
-----------------------------------------------------------------------------------------------------------

Gross cash flow*                       122            92       -24.6%        239        192        -19.7%
-----------------------------------------------------------------------------------------------------------
Net cash flow*                         147            51       -65.3%        216         68        -68.5%

* for definition see Bayer Group Highlights on page __

Business in the Polyurethanes, Coatings and Fibers segment dipped by 2.1 percent to (euro)1,263 million. Sales in local currencies improved by 7.8 percent, leading to high capacity utilization, particularly in the MDI product segment. Pressure on prices has intensified again in recent months, especially in Asia.

         EBIT improved by (euro)70 million in the second quarter to (euro)63 million, chiefly as a result of optimized cost structures. This figure contains charges totaling (euro)49 million for termination of the joint venture Bayer-Shell Isocyanates N.V. (BSI) and personnel adjustments.

Chemicals

         Sales of the Chemicals segment fell by 26.6 percent in the second quarter to (euro)871 million. Measured in local currencies, sales decreased by
19.6 percent. The decline was attributable to the divestiture of Haarmann & Reimer on September 30, 2002 and other portfolio effects. The Functional Chemicals product segment achieved gratifying growth in volumes, while business in Process Chemicals was down. Sales of H.C. Starck also declined, particularly due to the weak economy in the electronics sector. EBIT for the second quarter fell to (euro)2 million.

Performance by Region -- 2nd Quarter of 2003
(by point of origin)

(euro million)

                                                                  Latin America/
                                                                       Africa/
                             Europe    North Africa   Asia/Pacific   Middle East
Sales                        3,443         2,317           965           531

Operating result (EBIT)        157           130            94           135


Performance by Region -- 1st Half of 2003
(by point of origin)

(euro million)

                                                                  Latin America/
                                                                       Africa/
                             Europe    North Africa   Asia/Pacific   Middle East
Sales                        7,154         4,499         1,933         1,026

Operating result (EBIT)        993           216           198           233


PERFORMANCE BY REGION

         The economy of the euro zone remains weak, with the E.U. performing less well than any other region. The economies of central and eastern Europe continue to expand but are being held back by the slow pace of growth in western Europe. Sales of our European companies fell by 2.1 percent or (euro)73 million in the second quarter of 2003, to (euro)3,443 million. EBIT dropped by 34.3 percent to (euro)157 million, or by 17.9 percent if special items are disregarded.

         Business developed well in the other regions, with substantial local-currency sales growth in some cases. Our companies in North America saw sales rise 16.7 percent in the second quarter despite the sluggishness of the U.S. economy in the wake of its surprisingly rapid expansion at the beginning of the year. Confidence was dampened by higher raw material costs and the price of natural gas, which was more than twice that of the previous year. Industry remained reluctant to invest despite a marked improvement in corporate earnings. Translated into euros, sales dipped 1.5 percent to (euro)2,317 million. EBIT rose strongly to (euro)130 million thanks to higher earnings in HealthCare.

         Business of our companies in the Asia/Pacific region increased by 4.8 percent in local currencies, even though the previous year's sales still included the household insecticides business and despite the slower growth in most Asian economies throughout the first half of 2003. After translation, sales fell by 10.6 percent to (euro)965 million. Our growth driver in the Far East continues to be China, where we achieved double-digit growth rates in local currencies in the first half of 2003 after adjusting for the divestment of the household insecticides. Second-quarter EBIT in Asia/Pacific improved by 9.3 percent to (euro)94 million.

         In the Latin America/Africa/Middle East region, too, economic development has so far fallen short of expectations. However, second-quarter sales of our companies in the region advanced by 19.0 percent in local currencies. Measured in euros, sales moved back 4.7 percent to (euro)531 million. EBIT rose by (euro)104 million to (euro)135 million.

Bayer Group Summary Cash Flow Statements

(euro) million                                                   2nd Quarter                   1st Half
                                                              2002         2003            2002         2003

Gross operating cash flow                                      761        1,089           1,595        2,491
-------------------------------------------------------------------------------------------------------------
Changes in working capital                                     332        (122)           (262)      (1,361)
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    1,093          967           1,333        1,130
-------------------------------------------------------------------------------------------------------------
of which discontinuing operations                               16            0              38            0
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities        (4,289)         (40)         (4,406)          949
-------------------------------------------------------------------------------------------------------------
of which discontinuing operations                              (6)            0            (34)            0
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities          2,955      (1,349)           3,204      (1,102)
-------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                0            0               5            0
-------------------------------------------------------------------------------------------------------------
Changes in cash and cash equivalents                         (241)        (422)             131          977
due to business activities
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period             1,092        2,165             719          767
-------------------------------------------------------------------------------------------------------------
Change due to exchange rate movements
and to changes in scope of consolidation                      (11)         (15)            (10)         (16)
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of first half                 840        1,728             840        1,728
-------------------------------------------------------------------------------------------------------------
Marketable securities and other instruments                     32           30              32           30
-------------------------------------------------------------------------------------------------------------
Liquid assets as per balance sheets                            872        1,758             872        1,758


LIQUIDITY AND CAPITAL RESOURCES

         The consolidated financial statements for the first half of 2003 have been prepared as for the year 2002 according to the rules issued by the International Accounting Standards Board (IASB), London. Reference should be made as appropriate to the notes to the 2002 statements.

         Gross cash flow increased by (euro)328 million, or 43.1 percent, in the second quarter of 2003 compared to the same period of the previous year, due mainly to the (euro)202 million growth in EBIT. The (euro)126 million decline in net cash flow to (euro)967 million resulted largely from an increase in working capital and from disbursements of (euro)231 million following the settlement reached with U.S. authorities in the context of an investigation into pharmaceutical product prices. Provisions for these payments had been established in 2002.

         Net cash used in investing activities came to only (euro)40 million. Here, cash outflows of (euro)324 million were largely offset by inflows from sales of property, plant, equipment and investments in affiliated companies. The latter included, in particular, the divestiture of PolymerLatex ((euro)107 million). Interest and other financial receipts amounted to (euro)177 million.

         Financing activities resulted in net cash outflows of (euro)1,349 million, including (euro)664 million in dividend payments, (euro)250 million in net loan repayments and (euro)435 million in interest paid after taxes. The
(euro)69 million, or 18.9 percent, increase in interest expense was chiefly attributable to the financing of the Aventis CropScience acquisition.

         Cash and cash equivalents decreased in the second quarter by (euro)437 million to (euro)1,728 million. Including marketable securities and other instruments, the Group had liquid assets of (euro)1,758 million on June 30, 2003.

Earnings

(euro) million                            2nd Quarter                            1st Half
                                      2002          2003    Change          2002       2003     Change

Operating result (EBIT)                252           454       +80.2%      1,092      1,529        +40.0%
----------------------------------------------------------------------------------------------------------
of which discontinuing operations       21             0                      43          0
----------------------------------------------------------------------------------------------------------
of which special items                (84)            17                     273        272
----------------------------------------------------------------------------------------------------------

Non-operating result                    44         (176)            o      (113)      (348)             o
----------------------------------------------------------------------------------------------------------
Income before income taxes             296           278        -6.1%        979      1,181        +20.6%
----------------------------------------------------------------------------------------------------------
Net income                             293           128       -56.3%        816        714        -12.5%
----------------------------------------------------------------------------------------------------------

EARNINGS PERFORMANCE

         EBIT increased by 80.2 percent in the second quarter to (euro)454 million, or by 30.1 percent if special items are disregarded. The special items in the second quarter of 2003 mainly comprise (euro)122 million in gains from the sale of further parts of the household insecticides business and a (euro)30 million gain from the divestiture of PolymerLatex, along with (euro)135 million in non-recurring charges, primarily for restructuring. EBIT for the same period of 2002 contained (euro)76 million in gains from the sale of the generics business.

         The non-operating result declined by (euro)44 million in the second quarter to minus (euro)176 million, mainly because the previous year's figure contained a (euro)269 million gain from the sale of our interest in Agfa-Gevaert N.V. Income tax expense for the second quarter of 2003 amounted to (euro)149 million, causing net income to fall by 56.3 percent to (euro)128 million. The effective tax rate, at 54 percent, was well above the theoretical Group tax rate of 39 percent, mainly due to one-time taxation effects.

ASSET AND CAPITAL STRUCTURE

         Total assets decreased by (euro)1.1 billion compared with December 31, 2002, to (euro)40.6 billion.

         Intangible assets shrank by (euro)0.5 billion to (euro)8.4 billion. Property, plant and equipment decreased by (euro)1.0 billion overall, with
(euro)0.6 billion in capital spending offset by (euro)0.8 billion in depreciation and (euro)0.2 billion in retirements. Negative currency effects diminished noncurrent assets by (euro)0.4 billion.

         Current assets rose by (euro)0.4 billion, or 2.1 percent, from the beginning of the year, to (euro)18.6 billion. Inventories grew by 3.0 percent to
(euro)6.5 billion, while trade accounts receivable increased by 5.7 percent to
(euro)5.9 billion. The divestitures made in connection with the acquisition of the Aventis CropScience group led to a 21.3 percent decline in other receivables, to (euro)3.3 billion, since the assets earmarked for divestment were included in this item at the end of 2002. Liquid assets grew by (euro)1.0 billion to (euro)1.8 billion.

         Stockholders' equity dropped by (euro)0.2 billion to (euro)15.1 billion. While (euro)0.7 billion was allocated out of net income, stockholders' equity was diminished by (euro)0.7 billion due to payment in the second quarter of the dividend for 2002. The reduction in stockholders' equity not recognized in net income amounted to (euro)0.3 billion. Equity coverage of total assets rose by 0.4 percentage points compared to the end of 2002, to 37.2 percent.

Balance Sheet Structure

(euro) million                          June 30, 2002        June 30, 2003         Dec. 31, 2002

Noncurrent assets                          25,728              22,064                23,513
------------------------------------------------------------------------------------------------
Current assets                             18,969              18,564                18,179
------------------------------------------------------------------------------------------------
Stockholders' equity                       15,648              15,123                15,335
------------------------------------------------------------------------------------------------
Minority stockholders' interest               149                 129                   120
------------------------------------------------------------------------------------------------
Liabilities                                28,900              25,376                26,237
------------------------------------------------------------------------------------------------
Total assets                               44,697              40,628                41,692
------------------------------------------------------------------------------------------------

         Liabilities fell by (euro)0.9 billion to (euro)25.4 billion, chiefly due to a decline in trade accounts payable and to the disbursements made following the settlement reached with U.S. authorities in the context of an investigation into pharmaceutical product prices. Gross financial liabilities dropped by (euro)0.1 billion to (euro)9.5 billion.

         Net debt declined by (euro)1.1 billion in the first half of 2003, to
(euro)7.8 billion.

CAPITAL EXPENDITURES

         In the second quarter of 2003 we spent (euro)324 million for intangible assets, property, plant and equipment. This was considerably less than in the same period of 2002, when capital expenditures totaled (euro)486 million. Total capital spending in the first half of 2003 amounted to (euro)800 million, down
21.3 percent from the first half of 2002. At 59.9 percent of our (euro)1,336 million scheduled depreciation and amortization, the level of capital expenditures was in line with our strategic objectives. Europe accounted for capital spending of (euro)517 million, 56.3 percent of which went for our sites in Germany.

         The Group's capital expenditure budget for the full year 2003 is
(euro)2.0 billion.

EMPLOYEES

         On June 30, 2003, the Bayer Group had 117,500 employees, 5,100 fewer than at the start of the year. Headcount was reduced by 2,500 in Europe, 1,000 in North America, 1,100 in Asia/Pacific and 500 in Latin America/Africa/Middle East.

         Personnel expenses in the first half of 2003 were down by (euro)8 million, or 0.2 percent, compared to the same period of 2002, to (euro)3,958 million.

OUTLOOK

         We do not anticipate a meaningful recovery in economic demand in the second half of 2003. For that reason we will probably have only limited scope to increase selling prices. At the same time, the continuing weakness of the U.S. dollar and the high levels of raw material and energy costs - even if these have declined a little - are likely to hold back earnings, particularly in our industrial business. These effects should be mitigated by our programs aimed at improving operating efficiency and long-term profitability, which are going to plan so far.

         We expect CropScience sales to weaken further in the second half, primarily for seasonal reasons, with earnings of this business area also being hampered by integration-related charges. In HealthCare, earnings are likely to be restrained by launch costs for Levitra(R) and competitive pressure from generics in the United States. Here too, however, our efficiency programs should ease the situation.

         Provided there is no further deterioration in the economy as a whole, we continue to expect full-year EBIT before special items to increase by a double-digit percentage over 2002.

Bayer Group Consolidated Statements of Income (Summary)

(euro) million                                2nd Quarter                1st Half
                                            2002       2003         2002          2003

Net Sales                                  7,504      7,256       14,737        14,612
---------------------------------------------------------------------------------------
of which discontinuing operations            233          0          456             0
---------------------------------------------------------------------------------------
Cost of goods sold                       (4,418)    (4,151)      (8,584)       (8,130)
---------------------------------------------------------------------------------------
Gross profit                               3,086      3,105        6,153         6,482
---------------------------------------------------------------------------------------

Selling expenses                         (1,663)    (1,626)      (3,291)       (3,191)
---------------------------------------------------------------------------------------
Research and development expenses          (633)      (607)      (1,202)       (1,127)
---------------------------------------------------------------------------------------
General administration expenses            (374)      (389)        (672)         (770)
---------------------------------------------------------------------------------------
Other operating income                       168        296          738           717
---------------------------------------------------------------------------------------
Other operating expenses                   (332)      (325)        (634)         (582)
---------------------------------------------------------------------------------------
Operating result (EBIT)                      252        454        1,092         1,529
---------------------------------------------------------------------------------------
of which discontinuing operations             21          0           43             0
---------------------------------------------------------------------------------------

Non-operating result                          44      (176)        (113)         (348)
---------------------------------------------------------------------------------------

Income before income taxes                   296        278          979         1,181
---------------------------------------------------------------------------------------

Income taxes                                   0      (149)        (159)         (459)
---------------------------------------------------------------------------------------


Income after taxes                           296        129          820           722
---------------------------------------------------------------------------------------

Minority stockholders' interest              (3)        (1)          (4)           (8)
---------------------------------------------------------------------------------------

Net Income                                   293        128          816           714
---------------------------------------------------------------------------------------

Earnings per share ((euro))                 0.40       0.18         1.12          0.98
---------------------------------------------------------------------------------------

Bayer Group Consolidated Balance Sheets (Summary)

(euro)million                                 June 30,          June 30,      Dec. 31,
                                                2002              2003          2002

Assets

Noncurrent assets

Intangible assets                               10,514             8,366         8,879
---------------------------------------------------------------------------------------
Property, plant and equipment                   13,068            11,437        12,436
---------------------------------------------------------------------------------------
Investments                                      2,146             2,261         2,198
---------------------------------------------------------------------------------------
                                                25,728            22,064        23,513

Current assets

Inventories                                      6,727             6,534         6,342
---------------------------------------------------------------------------------------
Receivables and other assets
   Trade accounts receivable                     7,008             5,860         5,542
---------------------------------------------------------------------------------------
   Other receivables and other assets            3,100             3,313         4,210
---------------------------------------------------------------------------------------
                                                10,108             9,173         9,752
Liquid assets                                      872             1,758           796
---------------------------------------------------------------------------------------
                                                17,707            17,465        16,890
---------------------------------------------------------------------------------------

Deferred taxes                                     907               742           967
---------------------------------------------------------------------------------------

Deferred charges                                   355               357           322
---------------------------------------------------------------------------------------
                                                44,697            40,628        41,692

of which discontinuing operations                  778                 0             0
---------------------------------------------------------------------------------------

Stockholders' Equity and Liabilities

Stockholder's equity

Capital stock and reserves                                                      4,812             4,812         4,812
----------------------------------------------------------------------------------------------------------------------
Retained earnings                                                              10,151            10,480        10,076
----------------------------------------------------------------------------------------------------------------------
Net income                                                                        816               714         1,060
----------------------------------------------------------------------------------------------------------------------
Other comprehensive income

----------------------------------------------------------------------------------------------------------------------
   Currency translation adjustment                                              (206)             (981)         (593)
----------------------------------------------------------------------------------------------------------------------
   Miscellaneous items                                                             75                98          (20)
----------------------------------------------------------------------------------------------------------------------
                                                                               15,648            15,123        15,335

Minority stockholder's interest                                                   149               129           120
----------------------------------------------------------------------------------------------------------------------

Liabilities
Long-term liabilities
   Long-term financial liabilities                                              7,176             7,044         7,318
----------------------------------------------------------------------------------------------------------------------
   Miscellaneous long-term liabilities                                            139                83            92
----------------------------------------------------------------------------------------------------------------------
   Provisions for pensions and other post-employment benefits                   4,693             4,992         4,925
----------------------------------------------------------------------------------------------------------------------
   Other long-term provisions                                                   1,324             1,249         1,215
----------------------------------------------------------------------------------------------------------------------
                                                                               13,332            13,368        13,550
Short-term liabilities
   Short-term financial liabilities                                             6,166             2,992         2,841
----------------------------------------------------------------------------------------------------------------------
   Trade accounts payable                                                       2,477             1,983         2,534
----------------------------------------------------------------------------------------------------------------------
   Miscellaneous short-term liabilities                                         2,168             1,950         2,138
----------------------------------------------------------------------------------------------------------------------
   Short-term provisions                                                        1,643             2,424         2,257
----------------------------------------------------------------------------------------------------------------------
                                                                               12,454             9,349         9,770
                                                                               25,786            22,717        23,320

of which discontinuing operations                                                 224                 0             0
----------------------------------------------------------------------------------------------------------------------

Deferred taxes                                                                  2,748             2,194         2,453
----------------------------------------------------------------------------------------------------------------------

Deferred income                                                                   366               465           464
----------------------------------------------------------------------------------------------------------------------
                                                                               44,697            40,628        41,692

Bayer Group Consolidated Statements of Changes in Stockholders' Equity (Summary)

                                                                                         Currency    Miscel-
                                                  Capital stock    Retained     Net    translation   laneous
(euro) million                                     and reserves    earnings   income    adjustment    items     Total

December 31, 2001                                   4,812        9,841          965        759        545      16,922
----------------------------------------------------------------------------------------------------------------------
Dividend payment                                                               (657)                             (657)
----------------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                                    310         (308)                                2
----------------------------------------------------------------------------------------------------------------------
Exchange differences                                                                      (965)                  (965)
----------------------------------------------------------------------------------------------------------------------
Other changes in stockholder's equity                                                                (470)       (470)
----------------------------------------------------------------------------------------------------------------------
Net income                                                                      816                               816
----------------------------------------------------------------------------------------------------------------------

June 30, 2002                                       4,812       10,151          816       (206)        75      15,648
----------------------------------------------------------------------------------------------------------------------

December 31, 2002                                   4,812       10,076        1,060       (593)       (20)
----------------------------------------------------------------------------------------------------------------------
Dividend payment                                                               (657)                             (657)
----------------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                                    404         (403)                                1
----------------------------------------------------------------------------------------------------------------------
Exchange differences                                                                      (388)                  (388)
----------------------------------------------------------------------------------------------------------------------
Other changes in stockholder's equity                                                                 118         118
----------------------------------------------------------------------------------------------------------------------
Net income                                                                      714                               714
----------------------------------------------------------------------------------------------------------------------

June 30, 2003                                       4,812       10,480          714       (981)        98      15,123
----------------------------------------------------------------------------------------------------------------------

Key Data by Segment

-----------------------------------------------------------------------------------------------------------------
2nd Quarter                                               HealthCare                            CropScience
Segments

                                    Pharmaceuticals,    Consumer Care,         Animal           CropScience
                                       Biological         Diagnostics          Health
                                        Products

                                      2nd Quarter         2nd Quarter        2nd Quarter        2nd Quarter

(euro) million                         2002      2003     2002      2003      2002     2003      2002      2003

Net sales (external)                  1,167     1,190      971       800       212      214     1,083     1,567
-----------------------------------------------------------------------------------------------------------------
o  Change in (euro)                  -22.7%     +2.0%    -6.0%    -17.6%     -8.6%    +0.9%    +25.1%    +44.7%
-----------------------------------------------------------------------------------------------------------------
o  Change in local currencies        -18.1%    +15.2%    -0.1%     -4.2%     -3.6%   +15.1%    +28.4%    +58.0%
-----------------------------------------------------------------------------------------------------------------
Intersegment sales                        9        14        1         2         1        0         9        21
-----------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                 102       146      103       188        43       45        22        33
-----------------------------------------------------------------------------------------------------------------
Return on sales                        8.7%     12.3%    10.6%     23.5%     20.3%    21.0%      2.0%      2.1%
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization            71        56       77        60         9        8       129       195
-----------------------------------------------------------------------------------------------------------------
Gross cash flow                          71       194      123       208        51       48       154       203
-----------------------------------------------------------------------------------------------------------------
Net cash flow                           226     (152)       93       242        27       22       498       734
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
2nd Quarter                                    Polymers                    Chemicals
Segments

                                     Plastics,       Polyurethanes,        Chemicals
                                      Rubber        Coatings, Fibers


                                    2nd Quarter        2nd Quarter        2nd Quarter

(euro) million                      2002      2003      2002     2003      2002      2003

Net sales (external)               1,374     1,188     1,290    1,263     1,187       871
-----------------------------------------------------------------------------------------
o  Change in (euro)                -6.3%    -13.5%     -8.9%    -2.1%     -9.3%    -26.6%
-----------------------------------------------------------------------------------------
o  Change in local currencies      -4.3%     -5.0%     -5.5%    +7.8%     -3.5%    -19.6%
-----------------------------------------------------------------------------------------
Intersegment sales                    35        13        10       66        93       105
-----------------------------------------------------------------------------------------
Operating result (EBIT)               22         6       (7)       63        32         2
-----------------------------------------------------------------------------------------
Return on sales                     1.6%      0.5%    (0.5)%     5.0%      2.7%      0.2%
-----------------------------------------------------------------------------------------
Depreciation and amortization         98        83       223      110       108        74
-----------------------------------------------------------------------------------------
Gross cash flow                       95        68       204      177       122        92
-----------------------------------------------------------------------------------------
Net cash flow                         59     (172)       185      223       147        51
-----------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
2nd Quarter
Segments                             Reconciliation       Bayer Group           Of which
                                                                              discontinuing
                                                                               operations
                                                                               (Chemicals)

                                      2nd Quarter         2nd Quarter          2nd Quarter

(euro) million                          2002      2003     2002      2003      2002         2003

Net sales (external)                    220       163    7,504     7,256       233            0
------------------------------------------------------------------------------------------------
o  Change in (euro)                                      -7.0%     -3.3%
------------------------------------------------------------------------------------------------
o  Change in local currencies                            -3.0%     +7.3%
------------------------------------------------------------------------------------------------
Intersegment sales                    (158)     (221)
------------------------------------------------------------------------------------------------
Operating result (EBIT)                (65)      (29)      252       454        21            0
------------------------------------------------------------------------------------------------
Return on sales                                           3.4%      6.3%
------------------------------------------------------------------------------------------------
Depreciation and amortization            67        60      782       646        16            0
------------------------------------------------------------------------------------------------
Gross cash flow                        (59)        99      761     1,089        29            0
------------------------------------------------------------------------------------------------
Net cash flow                         (142)        19    1,093       967        17            0
------------------------------------------------------------------------------------------------

Key Data by Segment

-----------------------------------------------------------------------------------------------------------------
1st Half                                                  HealthCare                            CropScience
Segments

                                    Pharmaceuticals,    Consumer Care,         Animal           CropScience
                                       Biological         Diagnostics          Health
                                        Products

                                        1st Half           1st Half           1st Half            1st Half

(euro) million                         2002      2003     2002      2003      2002     2003      2002      2003

-----------------------------------------------------------------------------------------------------------------
Net sales (external)                  2,424     2,321    1,921     1,598       415      393     1,949     3,228
-----------------------------------------------------------------------------------------------------------------
o  Change in(euro)                   -17.3%     -4.2%    -3.8%    -16.8%     +0.7%    -5.3%    +16.0%    +65.6%
-----------------------------------------------------------------------------------------------------------------
o  Change in local currencies        -15.5%     +8.6%    -0.9%     -2.8%     +3.2%    +8.9%    +18.0%    +77.7%
-----------------------------------------------------------------------------------------------------------------
Intersegment sales                       17        22        2         3         1        1        26        32
-----------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                 225       345      160       429        93       85       166       476
-----------------------------------------------------------------------------------------------------------------
Return on sales                        9.3%     14.9%     8.3%     26.8%     22.4%    21.6%      8.5%     14.7%
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization           152       111      151       123        18       15       188       393
-----------------------------------------------------------------------------------------------------------------
Gross cash flow                         185       381      234       449        92       88       261       720
-----------------------------------------------------------------------------------------------------------------
Net cash flow                           159      (45)      165       448        18       42       329       542
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
1st Half                                         Polymers                    Chemicals
Segments

                                       Plastics,       Polyurethanes,        Chemicals
                                        Rubber        Coatings, Fibers

                                       1st Half           1st Half            1st Half
(euro) million                        2002      2003      2002     2003      2002      2003

--------------------------------------------------------------------------------------------
Net sales (external)                 2,638     2,460     2,639    2,543     2,345     1,743
--------------------------------------------------------------------------------------------
o  Change in (euro)                 -11.7%     -6.7%     -5.9%    -3.6%    -14.1%    -25.7%
--------------------------------------------------------------------------------------------
o  Change in local currencies       -11.2%     +1.7%     -4.5%    +6.5%    -10.7%    -17.8%
--------------------------------------------------------------------------------------------
Intersegment sales                      64        46        42      102       188       209
--------------------------------------------------------------------------------------------
Operating result (EBIT)                 31         9         5      134        91        40
--------------------------------------------------------------------------------------------
Return on sales                       1.2%      0.4%      0.2%     5.3%      3.9%      2.3%
--------------------------------------------------------------------------------------------
Depreciation and amortization          212       191       384      248       207       145
--------------------------------------------------------------------------------------------
Gross cash flow                        199       166       350      380       239       192
--------------------------------------------------------------------------------------------
Net cash flow                          164     (113)       295      265       216        68
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
1st Half
Segments                             Reconciliation       Bayer Group           Of which
                                                                              discontinuing
                                                                          operations (Chemicals)

                                          1st Half           1st Half             1st Half
(euro) million                          2002      2003     2002      2003      2002         2003

Net sales (external)                    406       326   14,737    14,612       456            0
-------------------------------------------------------------------------------------------------
o  Change in (euro)                                      -7.7%     -0.8%
-------------------------------------------------------------------------------------------------
o  Change in local currencies                            -5.8%     +9.8%
-------------------------------------------------------------------------------------------------
Intersegment sales                    (340)     (415)
-------------------------------------------------------------------------------------------------
Operating result (EBIT)                 321        11    1,092     1,529        43            0
-------------------------------------------------------------------------------------------------
Return on sales                                           7.4%     10.5%
-------------------------------------------------------------------------------------------------
Depreciation and amortization           118       127    1,430     1,353        31            0
-------------------------------------------------------------------------------------------------
Gross cash flow                          35       115    1,595     2,491        56            0
-------------------------------------------------------------------------------------------------
Net cash flow                          (13)      (77)    1,333     1,130        39            0
-------------------------------------------------------------------------------------------------

Key Data by Region

-------------------------------------------------------------------------------------------------------------------------
2nd Quarter

Regions                                                              Europe          North America       Asia/Pacific



                                                                    2nd Quarter        2nd Quarter        2nd Quarter
(euro) million                                                    2002      2003     2002      2003     2002      2003

-------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by market                                   3,128    3,098     2,322     2,299    1,277     1,116
-------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of origin                          3,516    3,443     2,352     2,317    1,079       965
-------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                    126        0        49         0       30         0
-------------------------------------------------------------------------------------------------------------------------
o  Change in(euro)                                                 -4.9%    -2.1%    -12.3%     -1.5%    +1.8%    -10.6%
-------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies                                      -4.8%    -1.2%     -7.7%    +16.7%    +6.1%     +4.8%
-------------------------------------------------------------------------------------------------------------------------
Interregional sales                                                  732      963       509       518       49        72
-------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                              239      157      (39)       130       86        94
-------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                      9        0         3         0        3         0
-------------------------------------------------------------------------------------------------------------------------
Return on sales                                                     6.8%     4.6%    (1.7)%      5.6%     8.0%      9.7%
-------------------------------------------------------------------------------------------------------------------------
Gross cash flow                                                      458      589       243       347       92        91
-------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2nd Quarter

Regions                                                   Latin America/      Reconciliation       Bayer Group
                                                           Africa/Middle
                                                               East

                                                            2nd Quarter        2nd Quarter         2nd Quarter
(euro) million                                            2002     2003      2002      2003     2002      2003

-----------------------------------------------------------------------------------------------------------------
Net sales (external) - by market                              777      743                        7,504     7,256
-----------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of origin                     557      531                        7,504     7,256
-----------------------------------------------------------------------------------------------------------------
of which discontinuing operations                              28        0                          233
-----------------------------------------------------------------------------------------------------------------
o  Change in (euro)                                        -12.0%    -4.7%                        -7.0%     -3.3%
-----------------------------------------------------------------------------------------------------------------
o  Change in local currencies                              +15.2%   +19.0%                        -3.0%     +7.3%
-----------------------------------------------------------------------------------------------------------------
Interregional sales                                            61       45   (1,351)   (1,598)
-----------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                        31      135      (65)      (62)      252       454
-----------------------------------------------------------------------------------------------------------------
of which discontinuing operations                               6        0         0         0       21         0
-----------------------------------------------------------------------------------------------------------------
Return on sales                                              5.6%    25.4%                         3.4%      6.3%
-----------------------------------------------------------------------------------------------------------------
Gross cash flow                                                42      114      (74)      (52)      761     1,089
-----------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
1st Half

Regions                                                              Europe          North America       Asia/Pacific



                                                                    1st Half            1st Half           1st Half
(euro) million                                                    2002     2003      2002      2003     2002      2003

-------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by market                                   6,225    6,450     4,597     4,416    2,412     2,287
-------------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of origin                          6,964    7,154     4,686     4,499    2,007     1,933
-------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                    244        0        98         0       57         0
-------------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                                                -8.7%    +2.7%     -8.2%     -4.0%    -1.9%     -3.7%
-------------------------------------------------------------------------------------------------------------------------
o  Change in local currencies                                      -8.8%    +3.4%     -8.1%    +14.0%    +1.1%    +10.3%
-------------------------------------------------------------------------------------------------------------------------
Interregional sales                                                1,527    2,070     1,015       982      102       131
-------------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                            1,134      993     (157)       216      158       198
-------------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                     21        0         2         0        6         0
-------------------------------------------------------------------------------------------------------------------------
Return on sales                                                    16.3%    13.9%    (3.4)%      4.8%     7.9%     10.2%
-------------------------------------------------------------------------------------------------------------------------
Gross cash flow                                                    1,048    1,503       416       655      166       210
-------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
1st Half

Regions                                                        Latin America/      Reconciliation       Bayer Group
                                                                Africa/Middle
                                                                    East

                                                                  1st Half            1st Half           1st Half
(euro) million                                                  2002     2003      2002      2003     2002      2003

-----------------------------------------------------------------------------------------------------------------------
Net sales (external) - by market                                 1,503    1,459                       14,737    14,612
-----------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of origin                        1,080    1,026                       14,737    14,612
-----------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                   57        0                          456         0
-----------------------------------------------------------------------------------------------------------------------
o  Change in (euro)                                              -9.5%    -5.0%                        -7.7%     -0.8%
-----------------------------------------------------------------------------------------------------------------------
o  Change in local currencies                                    +8.6%   +27.0%                        -5.8%     +9.8%
-----------------------------------------------------------------------------------------------------------------------
Interregional sales                                                 83       82   (2,727)   (3,265)
-----------------------------------------------------------------------------------------------------------------------
Operating result (EBIT)                                             75      233     (118)     (111)    1,092     1,529
-----------------------------------------------------------------------------------------------------------------------
of which discontinuing operations                                   14        0         0         0       43         0
-----------------------------------------------------------------------------------------------------------------------
Return on sales                                                   6.9%    22.7%                         7.4%     10.5%
-----------------------------------------------------------------------------------------------------------------------
Gross cash flow                                                     84      205     (119)      (82)    1,595     2,491
-----------------------------------------------------------------------------------------------------------------------

Forward-Looking Statements

This Stockholders' Newsletter contains forward-looking statements. These statements use words like "believes," "assumes," "expects" or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

o    downturns in the business cycle of the industries in which we compete;

o new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

o increases in the prices of our raw materials, especially if we are unable to pass these costs along to customers;

o    loss or reduction of patent protection for our products;

o liabilities, especially those incurred as a result of environmental laws or product liability litigation;

o fluctuation in international currency exchange rates as well as changes in the general economic climate; and

o    other factors identified in this Stockholders' Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).

In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    Exhibit 8

Business performance in second quarter of 2003
----------------------------------------------

Bayer boosts operating result (EBIT) by 80 percent

o    First-half EBIT up 40 percent to EUR 1.5 billion

o CEO Wenning: "We are quite satisfied with our performance in the first half"

o    Company confirms forecast of double-digit earnings growth for the full year

--------------------------------------------------------------------------------
Leverkusen -- The Bayer Group improved its year-on-year operating result (EBIT) by 80.2 percent in the second quarter of 2003, to EUR 454 million. Before special items, EBIT improved by EUR 101 million or 30.1 percent, with the Pharmaceuticals/ Biological Products and Polyurethanes/Coatings/Fibers segments making particularly strong contributions. EBIT for the first half of 2003 rose by 40.0 percent to EUR 1.5 billion. "After the strong first quarter, we are quite satisfied with our performance in the second quarter and with the first half overall," commented Werner Wenning, Management Board Chairman of Bayer AG. "Provided there is no further deterioration in the economy as a whole, we continue to expect the operating result from continuing operations to increase by a double-digit percentage over 2002."

Although Group sales declined by 3.3 percent, to EUR 7.3 billion, in the second quarter due to the strength of the euro, business expanded in most regions, with sales increasing by 7.3 percent in local currencies. First-half sales totaled EUR 14.6 million, declining by 0.8 percent in euros but climbing by 9.8 percent in local currencies. Second-quarter net income fell by 56.3 percent to EUR 128 million, though here it should be borne in mind that the previous year's figure was boosted by a EUR 269 million tax-free gain from the sale of Bayer's interest in Agfa-Gevaert. As a result of these one-time effects and higher income tax expense, net income for the first half of 2003 was down by 12.5 percent year on year to EUR 714 million.

Although sales of the HealthCare business area fell by 6.2 percent in the second quarter to EUR 2.2 billion, EBIT climbed by 52.8 percent to EUR 379 million. EBIT for the Pharmaceuticals/Biological Products segment increased in the second quarter by 43.1 percent to EUR 146 million, mainly due to higher sales of Ciprobay(R)/Cipro(R) and Kogenate(R) and to improved cost structures.

Bayer also stated in its first-half report that the number of Baycol cases resolved by settlement has increased substantially. As of August 1, 2003, Bayer had settled 1,211 cases - without acknowledging any legal liability - for payments totaling EUR 378 million (US$ 432 million). Approximately 10,100 cases remain pending.

Sales of Bayer CropScience grew by 44.7 percent in the second quarter to EUR 1.6 billion due to the acquisition of Aventis CropScience in 2002. Business trends varied according to region. Sales of corn herbicides and insecticides rose in the United States, and there were encouraging indications of a stabilizing economy in South America. However, sales in Japan and South Korea were below expectations. In Europe Bayer CropScience gained market share despite a difficult business environment caused by the continuing drought conditions and lower demand for fungicides.

CropScience EBIT increased by 50 percent in the second quarter of 2003, to EUR 33 million. While earnings in the first quarter had been boosted by seasonal business in high-margin products and special gains from product divestments made to comply with antitrust conditions, second-quarter earnings were hampered by sales declines, special charges totaling EUR 49 million and further substantial integration charges.

Bayer's industrial business continued to suffer from a weak economy in the second quarter. Although sales of the Polymers business area fell by 8.0 percent to EUR 2.5 billion, EBIT increased from EUR 15 million in the same period last year to EUR 69 million, chiefly as a result of improved cost structures in the Polyurethanes/Coatings/ Fibers segment. Sales of the Chemicals segment fell by
26.6 percent in the second quarter to EUR 871 million. The decline was mainly attributable to the divestiture of Haarmann & Reimer and other portfolio effects. EBIT for the second quarter fell to EUR 2 million, compared to EUR 32 million in the second quarter of 2002.

Bayer is cautious about the prospects for the remainder of 2003 and does not anticipate a meaningful recovery in economic demand in the second half. For that reason the company expects it will have only limited scope to increase selling prices. At the same time, the continuing weakness of the U.S. dollar and high raw material costs are likely to hold back earnings, particularly in the industrial business. "For the time being we cannot expect any stimulus for our business through an improvement in the economy," explained Wenning. "So we will drive forward our thorough internal restructuring with even greater vigor in order to sustainably improve our earning power. The first half of 2003 has already shown how well our efficiency programs are working. The progress we have made compared to last year is an encouraging milestone along the way."

Bayer expects CropScience sales to weaken in the second half, primarily for seasonal reasons, with earnings of this business area also being hampered by charges related to the integration of Aventis CropScience. In HealthCare, earnings are likely to be restrained by launch costs for the erectile dysfunction drug Levitra(R) and competitive pressure from generics in the United States. Here too, however, the company's efficiency programs should ease the situation.

Leverkusen, August 6, 2003


Bayer AG, Investor Relations contacts:
--------------------------------------

Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                  BAYER AG 2003 INVESTOR CONFERENCE IN LONDON

Ladies and Gentlemen,

We would be delighted if you could join us for our London Investor Conference.

Our presentation and a dinner will take place on:

Date:    Wednesday, August 6th, 2003

Time:    5:30 p.m. cocktail reception

         6:00 p.m. presentation, followed by dinner

Place:   One Whitehall Place, Westminster, London SW1A 2HD

Visiting London will be Werner Wenning, CEO and Chairman, Klaus Kuhn, CFO and Board Member, Dr. Jochen Wulff, Chairman of the Board of Management of Bayer CropScience and Dr. Alexander Rosar, Head of Investor Relations.

Please send a response by July 30 to Eddie Arcari at Morrow & Co., 1 Queen Anne's Gate, London SW1H 9BT, E-mail: earcari@morrowco.com, Fax Number: (020) 7222 4651, Phone: (020) 7222 4645.

We would be most grateful if you would advise us if you have any special dietary requirements for dinner.

We very much hope that you will be able to join us.



Sincerely,

Bayer Investor Relations Team

                                    Exhibit 9

Dear Ladies and Gentlemen,

Herewith we would like to inform you that the Investor Handout 1 H 2003 is now available for download on our website:

www.investor.bayer.com

Leverkusen, August 6, 2003

Bayer AG, Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Bayer Aktiengesellschaft

                                  (Registrant)

Date: August 11, 2003             By:  /s/ ROSAR
                                       -----------------------------------------
                                       Name:     Dr. Alexander Rosar
                                       Title:    Head of Investor Relations



                                       /s/ BUCHMEIER
                                       -----------------------------------------
                                       Name:     Dr. Armin Buchmeier
                                       Title:    Senior Counsel